

July 13, 2011

<u>Via E-mail</u>
John C. Lechleiter, Ph.D.
Chief Executive Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

  Re: Eli Lilly and Company
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed February 22, 2011
    File No. 001-06351

Dear Dr. Lechleiter:

  We have reviewed your June 22, 2011 response to our May 24, 2011 letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information you provide in response to the comments, we may have additional comments.

Item 7. Management's Discussion and Analysis
Results of Operations
Executive Overview
Late-Stage Pipeline, page 17

1. Refer to your response to prior comment one. We acknowledge the additional proposed disclosure you provided regarding the general nature of patent terms, patent term adjustments, and patent term restoration. There appear to be known events, such as the date you initially file for a patent, as well as known uncertainties, such as the date of drug approval, that affect the patent term of your late stage projects. Please provide us additional proposed disclosure regarding patents for each of your late stage projects, including the dates on which you filed the relevant patents, and the current status of the patents' terms regarding timing, including whether your initial 20-year term has expired. For example, for your small molecule new chemical entities in the U.S., state whether you plan to rely on the data exclusivity period of five years, the remaining period in the

initial 20-year term, or some other term. You may supplement this disclosure about the current status of your patents in order to put the information into proper context.

Notes to Consolidated Financial Statements
Note 15. Contingencies, page 69
Zyprexa Litigation, page 70
Other Product Liability Litigation, page 71

2. Refer to your response to prior comment two where you state that you do consider on a quarterly basis whether you can reasonably estimate the range of potential losses of your material loss contingencies and that you would disclose this range as required by ASC 450 if you could reasonably estimate the range of potential losses. Please tell us how you identify your material loss contingencies to consider on a quarterly basis whether you can reasonably estimate the range of potential losses, as opposed to your immaterial loss contingencies. It appears that if you are able to distinguish between material and immaterial loss contingencies, you are able to make an estimate regarding the reasonably possible losses related to your litigation contingencies. Please clarify this matter. Additionally, tell us whether and, if so, to what extent you attempt to quantify the amount of reasonably possible losses for each litigation contingency on a quarterly basis, and if not, please explain your basis for not attempting to quantify those matters. If you maintain that you are not able to estimate a range of reasonably possible losses for each of your litigation contingencies individually or in the aggregate, please tell us the specific reason(s), in addition to the general factors you have already stated in your response, you are not able to estimate such a range.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant